NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES COMPLETES

LONDON PORTFOLIO ACQUISITION

NEW YORK, June 28, 2013 – Brookfield Office Properties Inc. (NYSE, TSX: BPO) today announced that it has closed on the second tranche of London office buildings acquired from Hammerson plc. The buildings in the second tranche are 125 Old Broad Street and Leadenhall Court, both located in the City of London.

The portfolio acquisition was first announced in June of 2012 with a planned staggered closing. The first tranche closed in September 2012.

The company now owns four operating office assets in the City totaling approximately 800,000 square feet. The company also owns over two million square feet of development density in London.

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About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 111 properties totaling 81 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Seattle, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in New York City, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Media Contact: Melissa Coley, VP, Investor Relations and Communications

(212) 417-7215; melissa.coley@brookfield.com

Investor Contact: Matt Cherry, Director, Investor Relations and Communications

(212) 417-7488; matthew.cherry@brookfield.com